SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of May 2002.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   | |     Form 40-F   |X|



      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   | |   No   |X|


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press Release dated May 3, 2002..

This Form 6-K shall be deemed  incorporated  by  reference  in the  Registrant's
Registration  Statement  on  Form  S-8,  Reg.  Nos.  333-13350,   333-66044  and
333-74932.

            PRESS RELEASE                              FOR IMMEDIATE PUBLICATION


             Canada Post Corporation and CGI establish new IT services company
                  o Ten year full IT outsourcing agreement valued at CDN $3.5 billion
                  o  Senior executive appointments announced

            Ottawa, Ontario, May 3, 2002 - Canada Post Corporation and CGI Group Inc. (NYSE: GIB; TSE: GIB.A) (CGI) today announced the signing of a shareholders' agreement which finalized the terms and conditions of a new jointly-owned information technology (IT) services company, with Canada Post Corporation as the majority owner with 51% and CGI owning 49%. The company, plans for which were announced in September 2001, will provide all IT services, including e-business solutions to The Canada Post Group as well as to other postal organizations worldwide.

            The company essentially begins operations today and after a start up period expects to begin generating revenue by September and realize total revenue of CDN$200 million in its first year, CDN$400 million by year three and approximately CDN$3.5 billion over ten years. The contract is expected to add approximately CDN$1.75 billion to CGI's backlog.

            This agreement is for a ten-year term with a five-year renewal option. During the term, CGI will provide, amongst other IS/IT services, all basic technology management services. The company will employ some 750 professionals.

            "The Canada Post Group requires world-class information technology services capabilities to continue to compete effectively in its market and in the e-commerce world of today and in the future," said the Honourable Andre Ouellet, president and chief executive officer of Canada Post Corporation. "The postal industry has changed dramatically in recent years and in the years ahead we will need to work ever more closely with the high technology sector to grow our business. This new company will allow The Canada Post Group to benefit from an unparalleled concentration of postal and e-commerce skills and knowledge, helping us not only to evolve but also to surpass and anticipate our clients' needs."

            Serge  Godin,  chairman  and chief  executive  officer of CGI added:
            "Growing postal services for all stakeholders through leading-edge technology requires the coming together of strong players, robust technology that meets specific business needs, maintaining a constant eye to the future as we propel this new company to a world-class level. We are all very proud and excited about what we are collectively building."


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                                       2

            The new IT services company is part of Canada Post Corporation's strategy to maintain and strengthen its position in the emerging digital economy by creating a flexible, customer-focused IT organization. It will deliver world class IT services to The Canada Post Group while reducing information services costs. Most importantly, it will also improve the ability of The Canada Post Group to deliver timely IT solutions to meet its business objectives and those of its customers.

            Mr. Ouellet and Mr. Godin also announced the appointment of Daniel Rocheleau as interim chief executive officer and Jacques Giguere as interim executive vice-president respectively of the new company effective immediately. Mr. Rocheleau is currently executive vice-president and chief business engineering officer at CGI, where he is responsible for the development of large strategic outsourcing and partnership initiatives for CGI worldwide. Mr. Giguere was formerly senior vice-president for the Integrated Technology Management business unit at CGI where he led a team of over 2,000 IT professionals.

            "I am very excited about this initiative and feel strongly that we have a solid team in place. The mix of culture and skills will make for a dynamic group primed for reaching our goal, that of providing world class IT services at a more competitive price," said Mr. Rocheleau, interim chief executive officer of the new firm.

            Executives of the new company are now working with the companies of The Canada Post Group and their respective IT suppliers to ensure a smooth and efficient transition.

            About Canada Post Corporation
            Canada Post Corporation delivers 37 million pieces of mail each day to over 30 million Canadians at some 13 million addresses and nearly 1 million Canadian businesses from coast to coast to coast. Incorporated in 1981, its more than 56,000 people and 7,000 postal outlets, the largest retail network in Canada, are a trusted presence in communities across the country, as they have been for more than 150 years. In 2001, it earned net income of CDN$67 million on revenues of CDN$4.4 billion. (In 2001, the Corporation changed its fiscal year end from the last Saturday in March to the last day in December, resulting in a nine-month fiscal period from April 1, 2001 to December 31, 2001.) Canada Post Corporation is a world leader, providing innovative physical and electronic delivery solutions, creating value for its customers and new ways to communicate that are bold, innovative and effective. It connects Canadians from anywhere... to anyone. Website: www.canadapost.ca.

            About CGI
            Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount of more than 13,700 professionals. CGI's annualized revenue run-rate totals US$1.3 billion (CDN$2.1 billion). CGI's order backlog currently totals US$6.7 billion (CDN$10.7 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients worldwide from more than 60 offices. CGI's shares are listed on the NYSE (GIB) and the TSE (GIB.A). They are included in the TSE 100 Composite Index as well as the S&P/TSE Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.ca.


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                                       3

            Forward-Looking Statements
            All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

            These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s Annual Report or Form 40-F filed with the SEC, the Company's Annual Information Form filed with the Canadian securities commissions, on the Registration Statement on Form F-4 filed with the SEC in connection with the acquisition of IMRglobal and with the Forms 10-K and 10-Q of IMRglobal filed with the SEC for the periods ended December 31, 2000 and March 31, 2001 respectively. All of the risk factors included in these filed documents are included here by reference. CGI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                      -30-

            For more information:

            Canada Post
            Media Relations
            John Caines
            Manager, media relations
            (613) 734-8888

            CGI:
            Investor relations
            Julie Creed
            Vice-president, investor relations
            (312) 201-4803

            Ronald White
            Director, investor relations
            (514) 841-3230

            Media relations
            Eileen Murphy
            Director, media relations
            (514) 841-3430

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CGI GROUP INC.
                                             (Registrant)


Date: May 3, 2002                      By /s/ Paule Dore
                                           Name:  Paule Dore
                                           Title: Executive Vice President
                                                  and Chief Corporate Officer
                                                  and Secretary